United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2004

Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	001-00496	51-0023450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Item 7.   Financial Statements and Exhibits.

     c.   Exhibits.

         99.1   Press Release of Hercules Incorporated dated May 12, 2004.

Item 9.   Regulation FD Disclosure.

At its Annual Meeting held on May 12, 2004, Hercules Incorporated announced the election of three directors for three-year terms: Craig A. Rogerson, John C. Hunter, III and Robert D. Kennedy. Shareholders also approved the reappointment of PricewaterhouseCoopers LLP as independent accountants. Two other proposals, one to allow directors to be elected by a plurality of the Hercules common shares voted and another to allow shareholders to take action by written consent and to call special meetings, failed to achieve the number of votes required for approval. A copy of the press release issued after completion of the Annual Meeting is attached as an exhibit.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 14, 2004   By: HERCULES INCORPORATED

                                                           /s/ Fred G. Aanonsen
                                                           Fred G. Aanonsen
                                                           Vice President and Controller

EXHIBIT INDEX

Number	Exhibit
99.1	Press Release of Hercules Incorporated dated May 12, 2004.